                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.  1    )*
                                         ------

                       Cardiac Control Systems, Inc.
                     ----------------------------------
                              (Name of Issuer)

                        Common Stock, $.01 Par Value
                     ----------------------------------
                       (Title of Class of Securities)

                                1419909D5R
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of 12 Pages
                                        ---

CUSIP No. 1419909D5R                  13G                 Page 2 of 12 Pages
          ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Penfield Partners, L.P. ("The Fund")
     F13-3494422

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power           183,806
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power           None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power           183,806
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power           None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     183,806
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     11.8
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IV
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 1419909D5R                  13G                 Page 3 of 12 Pages
          ----------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Pine Creek Advisers, L.P. ("Pine Creek")
     F13-3749534

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power           None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power           None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power           183,806
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power           None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     183,806
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     11.8
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 1419909D5R                  13G                 Page 4 of 12 Pages
          ----------                                          ---   ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     William D. Witter, Inc. ("Witter, Inc.")
     F13-2879276

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
    New York
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power           None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power           None
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power           183,806
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power           None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     183,806
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     11.8
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IA
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 1419909D5R                  13G                 Page 5 of 12 Pages
          ----------                                           --   --

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     William D. Witter
     ###-##-####

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization
    United States
-------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power           None
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power           183,806
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power           183,806
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power           None
-------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
     183,806
-------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

-------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)
     11.8
-------------------------------------------------------------------------------
(12) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                             Page 6 of 12 Pages


Item 1.

(a)  NAME OF ISSUER:  Cardiac Control systems, Inc.

(b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
     3 Commerce Blvd.  Palm Coast, FLa. 32137

Item 2.

(a)-(c) NAME OF PERSON FILING; ADDRESS OF PRINCIPAL BUSINESS OFFICE; AND PLACE OF ORGANIZATION: This statement is filed on behalf of (i) Penfield Partners, L.P., a Delaware limited partnership (the "Fund"), (ii) Pine Creek Advisers
Limited Partnership, a Delaware Limited Partnership ("Pine Creek"),    (iii)
William D. Witter, Inc. ("Witter, Inc.") and (iv) William D. Witter. Each of the foregoing is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." The principal office and business address of the Reporting Persons is 153 East 53 Street, 51st Floor, New York,
N.Y. 10022.   The business of the Fund is to acquire, purchase, invest in, sell, convey, transfer, exchange and otherwise trade in principally equity and equity related securities. Pine Creek is a general partner of and investment adviser to the Fund. Pine Creek is registered as a investment adviser under the Investment Advisers Act of 1940, as amended. The principal business of Pine Creek is to act as a general partner of and investment adviser to the Fund.

                                        Page 7 of 12 Pages




Witter, Inc. is the sole general partner of Pine Creek. Witter, Inc. is a New York corporation registered as an investment adviser under the Advisers Act of 1940 and also serves as the investment adviser to institutional and individual clients. William D. Witter is the President and 98.6% shareholder of Witter Inc. Mr. Witter is also an Individual General Partner of the Fund and is principally responsible for the selection, acquisition and disposition of the portfolio securities by Witter, Inc. on behalf of Pine Creek and the Fund.

2(b)      TITLE OF CLASS OF SECURITIES: See cover sheets.

2(c)      CUSIP NUMBER:  See cover sheets.

Item 3.   THIS SCHEDULE IS BEING FILED PURSUANT TO RULE 13D-1(B):

(a) ( )   Broker or Dealer registered under section 15 of the Act

(b) ( )   Bank as defined in section 3(a) (6) of the Act

(c) ( )   Insurance Company as defined in section 3(a) (19) of the Act

(d) (x) Investment Company registered under section 8 of the Investment Company Act

(e) (x) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) ( )   Employee Benefit Plan, Pension Fund which is subject

                                             Page 8 of 12 Pages





          to the provisions of the Employee Retirement Income
          Security Act of 1974 or Endowment Fund

(g) (x)   Parent Holding Company, in accordance with $240.13d
          -1 (b) (ii) (G)

(h) ( )   Group, in accordance with $240.13d-1 (b) (1) (ii) (H)
See Exhibit A attached hereto.


Item 4.   OWNERSHIP:

(a) AMOUNT BENEFICIALLY OWNED: 183,806 shares of Common Stock are beneficially owned by the Reporting Persons. This amount is composed of 500,000 Convertible Debentures, convertible into 178,571 shares of Common Stock and 5,235 shares of Common Stock owned by the Fund.

(b) PERCENT OF CLASS: 11.84 percent of the Common Stock are beneficially owned by the Reporting Persons.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS RIGHTS TO VOTE AND/OR DISPOSE OF SECURITIES: The Fund has the sole power to vote or to direct the vote and to dispose or to direct the disposition of all securities reported hereby which are beneficially owned by the Fund. Pine Creek has the sole power to dispose or to direct the disposition of all securities reported hereby which are beneficially

                                                  Page 9 of 12 Pages





owned by Pine Creek.  William D. Witter has shared                power to vote
or to direct the vote of securities reported hereby which are beneficially owned by William D. Witter by virtue of being the Individual General Partner of the Fund.

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:  If         this statement
is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following _____.

Item 6.OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: The Fund as owner of the securities in question, has the right to receive any dividends from, or proceeds from the sale of, such securities.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Exhibit A attached hereto.

                                             Page 10 of 12 Pages





Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP:  Not applicable

Item 9. NOTICES OF DISSOLUTION OF GROUP:  Not applicable.

Item 10.  CERTIFICATION:

Each of the undersigned certifies that, to the best of       his knowledge and
belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                        Page 11 of 12 Pages





                                    SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 2, 1996
      ------------------


                         PENFIELD PARTNERS, L.P.


                         By:/s/ William D. Witter
                            ---------------------
                            William D. Witter
                            Individual General Partner



                            PINE CREEK ADVISERS LIMITED
                            PARTNERSHIP


                         By:/s/ William D. Witter
                            ---------------------
                            William D. Witter
                            General Partner




                            WILLIAM D. WITTER, INC.



                         By:/s/ William D. Witter
                            ---------------------
                            William D. Witter
                            President

                                        Page 12 of 12 Pages







                                    EXHIBIT A


     This Exhibit explains the relationship between the Reporting Persons. Pine Creek Advisers Limited Partnership is registered as an investment adviser under the Advisers Act of 1940. Prior to his death of January 21, 1995, Donald A. Herman was the sole general partner of Pine Creek and Witter, Inc. was the sole limited partner. Pine Creek was reconstituted, effective March 31, 1995, with Witter, Inc. as the sole general partner and Jeffrey E. Schuss as the sole limited partner. Pine Creek was formed for the purpose of acting as the Fund's investment adviser. William D. Witter, Inc. is a New York corporation registered as an investment adviser under the Advisers Act, and the sole general partner of Pine Creek. Witter, Inc. serves as an investment adviser for individuals and institutions. William D. Witter is the President of William D. Witter, Inc. and serves as an Individual General Partner to the Fund.